SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/23/18


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
3,900,389

8. SHARED VOTING POWER
3,882,599

9. SOLE DISPOSITIVE POWER
3,900,389
_______________________________________________________

10. SHARED DISPOSITIVE POWER
3,882,599


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
7,782,988(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
X See footnote 1
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.99%


14. TYPE OF REPORTING PERSON

IA

Footnote 1: Excludes (a) 1,600,000 shares of common stock of the issuer that may be acquired upon the exercise of warrants that vest and become exercisable as set forth therein and (b) 5,039,334 shares of common stock of the issuer that may be acquired upon conversion of 5.00% convertible notes that become convertible as set forth in the convertible note indenture. The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.
_______________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
3,900,389

8. SHARED VOTING POWER
3,882,599

9. SOLE DISPOSITIVE POWER
3,900,389
_______________________________________________________

10. SHARED DISPOSITIVE POWER
3,882,599


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
7,782,988(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
X See footnote 1
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.99%


14. TYPE OF REPORTING PERSON

IN

Footnote 1: Excludes (a) 1,600,000 shares of common stock of the issuer that may be acquired upon the exercise of warrants that vest and become exercisable as set forth therein and (b) 5,039,334 shares of common stock of the issuer that may be acquired upon conversion of 5.00% convertible notes that become convertible as set forth in the convertible note indenture. The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

______________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
3,900,389

8. SHARED VOTING POWER
3,882,599

9. SOLE DISPOSITIVE POWER
3,900,389
_______________________________________________________

10. SHARED DISPOSITIVE POWER
3,882,599


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
7,782,988(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
X See footnote 1
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.99%



14. TYPE OF REPORTING PERSON

IN

Footnote 1: Excludes (a) 1,600,000 shares of common stock of the issuer that may be acquired upon the exercise of warrants that vest and become exercisable as set forth therein and (b) 5,039,334 shares of common stock of the issuer that may be acquired upon conversion of 5.00% convertible notes that become convertible as set forth in the convertible note indenture. The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.
_____________________________________________________________

1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
3,900,389

8. SHARED VOTING POWER
3,882,599

9. SOLE DISPOSITIVE POWER
3,900,389
_______________________________________________________

10. SHARED DISPOSITIVE POWER
3,882,599


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
7,782,988(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
X See footnote 1
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.99%


14. TYPE OF REPORTING PERSON

IN

Footnote 1: Excludes (a) 1,600,000 shares of common stock of the issuer that may be acquired upon the exercise of warrants that vest and become exercisable as set forth therein and (b) 5,039,334 shares of common stock of the issuer that may be acquired upon conversion of 5.00% convertible notes that become convertible as set forth in the convertible note indenture. The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #14 to the schedule 13d filed March 8, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) There are 155,907,399 common shares outstanding as of 11/1/2017, per the 10-Q filed 11/2/2017. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven
Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of January 23, 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 7,782,988 shares of EMGC (representing 4.99% of EMGC's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These
7,782,988 shares of EMGC include 3,900,389 shares (representing 2.50% of EMGC's outstanding shares) that are beneficially owned by Messrs.
Dakos and Goldstein and the following entities over which Messrs.
Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund LP,
LP, Full Value Partners, LP, and MCM Opportunity Partners, LP
(collectively, "Bulldog Investors Group of Funds"). Messrs. Dakos and Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned
7,782,988 shares of EMGC beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 3,882,599 shares (representing 2.49% of EMGC's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 3,900,389 shares. Bulldog Investors, LLC has shared power to dispose of and vote 3,882,599 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of EMGC's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.

c) Since the last filing on 11/29/17 the following shares of EMGC were sold:

Date         		Shares        		Price
11/29/17		(4,000)			0.3913
11/30/17		(25,000)		0.3910
12/01/17		(34,421)		0.3959
12/04/17		(12,500)		0.3940
12/05/17		(97,800)		0.4011
12/06/17		(20,000)		0.4208
12/07/17		(10,457)		0.4100
12/08/17		(32,900)		0.4100
12/11/17		(9,068)			0.3900
12/12/17		(60,000)		0.3843
12/13/17		(50,000)		0.3900
12/13/17		(35,315)		0.3881
12/14/17		(50,000)		0.4017
12/15/17		(9,800)			0.4000
12/18/17		(35,000)		0.3957
12/19/17		(29,764)		0.4000
12/20/17		(50,000)		0.4000
12/21/17	 	(5,000)			0.4000
12/26/17		(23,302)		0.4047
12/26/17		(10,000)		0.4200
12/27/17		(30,685)		0.4000
12/28/17		(50,000)		0.4000
12/29/17		(350)			0.4100
01/03/18		(20,000)		0.4250
01/18/18		(5,000)			0.4300
01/23/18		(250,000)		0.4300
01/29/17		(81,209)		0.4000
01/16/18		(350)			0.4300
01/18/18		(9,650)			0.4300


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) The Reporting Persons ceased to be the beneficial owner of more than 5% of EMGC's common stock on January 23, 2018.

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledg,e and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/24/18

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member